QUARTZ MOUNTAIN ANNOUNCES NEW DIRECTOR AND CHAIRMAN

November 22, 2012, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTC: QZMRF) announces that Scott Cousens has been appointed to the Company’s Board of Directors, effective immediately. Mr. Cousens has also been appointed as Chairman of the Board, replacing Robert Dickinson who is stepping down as Chairman but who will remain on the Board as a Director.

Scott Cousens is a mining executive who has over 20 years of industry experience. His focus over the years has been on the development of relationships within the international investment community. Through substantial financings and subsequent corporate success, he has established strong ties with North American, European and Middle Eastern investors. Mr. Cousens is also the Director of Capital Finance for Hunter Dickinson Inc. (HDI) where he directs financing and investor relations for a number of publicly traded companies associated with HDI.

“The nomination of Scott Cousens as a Director and as Chairman will add a high level of expertise to Quartz Mountain’s Board. His in-depth knowledge and significant experience, particularly in capital finance, will be great assets as we advance our BC-based projects”, said Ron Thiessen, President and CEO. “Furthermore, I would like to take this opportunity on behalf of the Board to thank Bob Dickinson for his leadership during his tenure as Chairman of the Board.”

About Quartz Mountain Resources Ltd.

Quartz Mountain Resources Ltd. is a Vancouver-based exploration company focused on making a major new deposit discovery in British Columbia. Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

For further details, please visit Quartz Mountain's website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Ron Thiessen
President and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Quartz Mountain believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary regulatory approvals, permits, licenses and title and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Quartz Mountain's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.